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                                                                    Exhibit 99.7

CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

        LORUS THERAPEUTICS PARTICIPATES IN 2ND ANNUAL ANTISENSE AND SIRNA
                   TECHNOLOGIES CONFERENCE IN LONDON, ENGLAND

    - CEO Jim Wright invited as a feature presenter on antisense technology -

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, FEBRUARY 17, 2004 - Lorus Therapeutics Inc. ("Lorus") announced today that Dr. Jim Wright, chief executive officer of Lorus, will be presenting a comprehensive review of the development of Lorus' GTI-2040 and GTI-2501 antisense drugs today at the 2nd Annual Antisense and siRNA Technologies Conference in London, England.

Highlighting Lorus' antisense program, Dr. Wright's presentation will discuss drug targets and their role in cancer, anti-tumor activity, in vitro and in vivo evidence of antisense mechanism of action, and review the progress Lorus has made in advancing GTI-2040 and GTI-2501 in clinical and preclinical programs.

"Lorus is pleased to present its science in a forum that includes peers in the area of antisense drug development," said Jim Wright, chief executive officer of Lorus. "The conference is an excellent opportunity for an exchange on the latest research in antisense technology."

The conference brings together leading industry experts to track the new developments in antisense and siRNA technologies and examine new clinical trial results and approaches. The event will also endeavour to discuss the medicinal chemistry behind effective therapeutic design, drug delivery, manufacture and purification. As the industry broadens its knowledge of this exciting area, this conference will discuss the strategies and practices in place and ideas for the future, as well as analyze the prospects and commercial potentials for antisense technologies.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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